UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 __________________________________________________
FORM 8-K
__________________________________________________

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): October 22, 2021
__________________________________________________
VICI Properties Inc.
(Exact Name of Registrant as Specified in its Charter)
__________________________________________________

Maryland	001-38372	81-4177147
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
535 Madison Avenue, 20th Floor
New York, New York 10022
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (646) 949-4631

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
__________________________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value	VICI	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.
As previously disclosed, on August 4, 2021, VICI Properties Inc., a Maryland corporation (the “Company”), MGM Growth Properties LLC, a Delaware limited liability company (“MGP”), MGM Growth Properties Operating Partnership LP, a Delaware limited partnership (“MGP OP”), VICI Properties LP, a Delaware limited partnership (“Existing VICI OP”), Venus Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Existing VICI OP (“REIT Merger Sub”), VICI Properties OP LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Company (“New VICI Operating Company”), and MGM Resorts International, a Delaware corporation (“MGM”), entered into a definitive Master Transaction Agreement (the “Master Transaction Agreement”). Upon the terms and subject to the conditions set forth in the Master Transaction Agreement, prior to or on the closing date under the Master Transaction Agreement, the Company will contribute its interest in Existing VICI OP to New VICI Operating Company, which will serve as a new operating company for the Company. Following the contribution transaction, MGP will merge with and into REIT Merger Sub, with REIT Merger Sub surviving the merger (the “REIT Merger”). Immediately following consummation of the REIT Merger, REIT Merger Sub will distribute the interests of the general partner of MGP OP to Existing VICI OP and, immediately following such distribution, REIT Merger Sub will merge with and into MGP OP, with MGP OP surviving the merger (the “Partnership Merger” and, together with the REIT Merger, the “Mergers”). A definitive joint proxy statement/information statement/prospectus (the “joint proxy/information statement”) was filed with the Securities and Exchange Commission (the “SEC”) by the Company on September 23, 2021, in connection with, among other things, the Master Transaction Agreement.
In connection with the Mergers, nine lawsuits have been filed challenging disclosures related to the Mergers, captioned: (i) Lin v. MGM Growth Properties LLC, et al., No. 1:21-cv-07807 (SDNY) (filed September 17, 2021) (the “Lin Complaint”), (ii) Whitfield v. MGM Growth Properties LLC, et al., No. 1:21-cv-08110 (SDNY) (filed September 30, 2021) (the “Whitfield Complaint”), (iii) Bushansky v. VICI Properties Inc., et al., No. 1:21-cv-18429 (DNJ) (filed October 12, 2021) (the “Bushansky Complaint”), (iv) Kent v. VICI Properties, Inc., et al., No. 1:21-cv-08504 (SDNY) (filed October 15, 2021) (the “Kent Complaint”), (v) Mintz v. VICI Properties, Inc., et al., No. 1:21-cv-05788 (EDNY) (filed October 16, 2021) (the “Mintz Complaint”), (vi) Hopkins v. MGM Growth Properties LLC, et al., No. 2:21-cv-04556 (ED Pa) (filed October 18, 2021) (the “Hopkins Complaint”), (vii) Anderson v. VICI Properties Inc., et al., No. 1:21-cv-08603 (SDNY) (filed October 20, 2021) (the “Anderson Complaint”), (viii) Brown v. VICI Properties Inc., et al., No. 1:21-cv-08621 (SDNY) (filed October 20, 2021) (the “Brown Complaint”) and (ix) Finger v. VICI Properties Inc., et al., No. 2:21-cv-19213 (DNJ) (filed October 21, 2021) (the “Finger Complaint”). The Lin Complaint, the Whitfield Complaint and the Hopkins Complaint were filed by purported MGP shareholders and name as defendants MGP, MGP OP, MGM, the individual members of the MGP board of directors, the Company, New VICI Operating Company, the Existing VICI OP and REIT Merger Sub. The Bushansky Complaint, the Kent Complaint, the Mintz Complaint, the Anderson Complaint, the Brown Complaint and the Finger Complaint were filed by purported stockholders of the Company and name as defendants the Company and the individual members of the Company’s board of directors. The Lin Complaint alleges that the September 8, 2021 registration statement on Form S-4 regarding the proposed Mergers contains inadequate disclosures in violation of the federal securities laws. The Whitfield Complaint, the Bushansky Complaint, the Kent Complaint, the Mintz Complaint, the Hopkins Complaint, the Anderson Complaint, the Brown Complaint and the Finger Complaint allege that the joint proxy/information statement regarding the proposed Mergers contains inadequate disclosures in violation of the federal securities laws. The plaintiffs in each action seek, among other things, to enjoin the Mergers and the transactions contemplated by the Master Transaction Agreement and an award of costs and attorneys’ fees. Additional lawsuits arising out of the Mergers may be filed in the future.
The Company believes that the disclosures set forth in the joint proxy/information statement comply fully with all applicable laws and denies the allegations in the pending actions described above and believes they are without merit. Nevertheless, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, the Company has determined voluntarily to supplement certain disclosures in the joint proxy/information statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit of the various litigation matters described above, or of the necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the various litigation matters that any additional disclosure was or is required or material.
SUPPLEMENTAL DISCLOSURES
The following supplemental disclosures should be read in conjunction with the joint proxy/information statement, which should be read in its entirety. The inclusion in this supplement to the joint proxy/information statement of certain information should not be regarded as an indication that any of the Company or its affiliates, officers, directors or other representatives, or any other recipient of this information, considered, or now considers, it to be material, and such information should not be relied upon as such. Defined terms used but not defined herein have the meanings set forth in the joint proxy/information statement. For clarity, new text within restated paragraphs from the joint proxy/information statement is highlighted with bold, underlined text, and deleted text within restated paragraphs from the joint proxy/information statement is highlighted with ~~strikethrough text~~.
The disclosure in the section entitled “The Transactions—Background of the Mergers” beginning on page 55 is hereby amended by:
Amending and restating the first paragraph on page 56:
On May 11, 2021, MGM executed a non-disclosure agreement with Party B. None of the non-disclosure agreements executed by VICI, Party A, Party B or Party C with MGM contain a standstill provision.
Amending and restating the fourth full paragraph on page 64:
Between July 27, 2021 and August 2, 2021, representatives of VICI and MGM held multiple telephonic meetings to discuss accounting, finance and tax considerations in the Transaction Documents, the timing for the Transactions and open business items, including the “marketing period” for VICI’s debt financing under the Master Transaction Agreement, the payment of dividends between signing and closing and certain terms of the Tax Protection Agreement and the MGM Master Lease. At no point during the parties’ negotiations with respect to the Transactions did representatives of VICI and MGP (or MGM) engage in discussions regarding post-transaction employment of any MGP employees.
The disclosure in the section entitled “The Transactions—Opinion of VICI’s Financial Advisor” beginning on page 80 is hereby amended by:
Adding the following paragraphs (including the tables) before the first paragraph on page 84:
The following table reflects the metrics for each of the Comparable Companies and MGP:

Company	2022E P/AFFO Multiples	2022E AV/EBITDA Multiples	P/(D) to NAV
Realty Income Corporation	18.9x	18.8x	31%
W.P. Carey Inc.	15.6x	17.7x	20%
Gaming & Leisure Properties, Inc.	13.1x	14.6x	13%
STORE Capital, Inc.	17.4x	17.1x	38%
National Retail Properties, Inc.	16.3x	17.3x	13%
Spirit Realty Capital, Inc.	15.3x	15.8x	20%
EPR Properties	12.4x	14.6x	5%
MGP*	14.2x	15.8x	10%

*MGP is included for reference, but was not used as a selected company for purposes of these calculations.
The following table reflects the metrics for each of the Comparable Companies and VICI:

Company	2022E P/AFFO Multiples	2022E AV/EBITDA Multiples	P/(D) to NAV
Realty Income Corporation	18.9x	18.8x	31%
W.P. Carey Inc.	15.6x	17.7x	20%
Gaming & Leisure Properties, Inc.	13.1x	14.6x	13%
STORE Capital, Inc.	17.4x	17.1x	38%
National Retail Properties, Inc.	16.3x	17.3x	13%
Spirit Realty Capital, Inc.	15.3x	15.8x	20%
EPR Properties	12.4x	14.6x	5%
VICI*	15.8x	17.4x	23%

*VICI is included for reference, but was not used as a selected company for purposes of these calculations.

Amending and restating the second full paragraph on page 86:
Morgan Stanley discounted the range of estimated terminal values derived from these calculations to forecasted present value as of June 30, 2021 using a range of discount rates of 5.4% to 6.7%, which was derived by taking a sensitized range of MGP’s weighted average cost of capital determined utilizing the capital asset pricing model, and then added the resultant implied present values to the implied present value of net free cash flows as described above, subtracting ~~forecasted outstanding debt and adding forecasted outstanding cash~~ total pro rata net debt (totaling approximately $5,729,000,000, based upon the projected December 31, 2021 balance sheets of MGP and the BREIT JV), and dividing by the number of fully diluted shares (totaling approximately 268 million (assuming conversion of the MGP OP Units)), all as provided by MGP’s management.
Amending and restating the first full paragraph on page 87:
Morgan Stanley discounted the range of estimated terminal values derived from these calculations to forecasted present value as of June 30, 2021 using a range of discount rates of 5.9% to 7.3%, which was derived by taking a sensitized range of VICI’s weighted average cost of capital determined utilizing the capital asset pricing model, and then added the resultant implied present values to the implied present value of net free cash flows as described above, subtracting ~~forecasted outstanding debt and adding forecasted outstanding cash~~ total net debt (totaling approximately $7,937,000,000, based upon the projected December 31, 2021 balance sheet of VICI) and minority interest (totaling approximately $78,000,000), and dividing by the number of fully diluted shares (totaling approximately 633 million), all as provided by VICI’s management.
Amending and restating the table following the fourth full paragraph on page 87:

Selected Precedent Transactions
Transaction Announcement Date	Acquiror	Target	Premium Paid to Unaffected Stock Price
May 2021	Equity Commonwealth	Monmouth Real Estate Investment Corporation	28%
April 2021	Realty Income Corporation	VEREIT, Inc.	19%
May 2018	The Blackstone Group L.P.	Gramercy Property Trust	22%
October 2013	American Realty Capital Properties, Inc.	Cole Real Estate Investments	19%
May 2013	American Realty Capital Properties, Inc.	CapLease, Inc.	17%
September 2012	Realty Income Corp.	American Realty Capital Trust	7%
November 2007	Gramercy Capital Corp.	American Financial Realty Trust	23%
March 2007	Redford Holdco (Macquarie Bank/Kaupthing)	Spirit Finance Corp.	12%
October 2006	GE Capital	Trustreet Properties	35%
October 2006	Record Realty Trust (Allco Finance Group)	Government Property Trust	17%
September 2005	DRA Advisors, Inc.	Capital Automotive REIT	8%
July 2001	Commercial Net Lease Realty	Captec Net Lease Realty, Inc.	21%
March 2001	GE Capital	Franchise Finance Corporation of America	11%
The disclosure in the section entitled “The Transactions— Opinion of the MGP Conflicts Committee’s Financial Advisor” beginning on page 91 is hereby amended by:
Amending and restating the third full paragraph on page 94:
Evercore calculated ranges of terminal values for MGP as of December 31, 2026 using the following two alternative methods:
a.a perpetuity growth method – under which Evercore calculated a range of terminal values for MGP by applying perpetuity growth rates ranging from 1.50% to 2.50%, which were based on Evercore’s professional judgment and experience, to the estimate of 2026 unlevered free cash flow reflected in the Forecasts, and

b.a terminal multiple method (EV/EBITDA Multiple) – under which Evercore calculated a range of terminal values for MGP by applying enterprise value (“EV”) to EBITDA multiples ranging from 14.50x to 16.50x, which were based on Evercore’s professional judgment and experience, to the estimate of 2027 EBITDA reflected in the Forecasts.
Amending and restating the fourth full paragraph on page 94:
Evercore discounted MGP’s projected, unlevered free cash flows over the period from January 1, 2022 through December 31, 2026 and the ranges of terminal values for MGP it calculated under each of the methods described above to present value as of December 31, 2021, using discount rates ranging from 8.0% to 9.0% to derive ranges of implied enterprise values for MGP. The discount rates were based on Evercore’s judgment of the estimated range of MGP’s weighted average cost of capital. Evercore then deducted from the ranges of implied enterprise values MGP’s management’s estimate of MGP’s pro rata net debt as of June 30, 2021 of $5,805 million (based on the June 30, 2021 balance sheets of MGP and the BREIT JV and pro forma for the Springfield acquisition) as reflected in MGP’s most recent public filings, and divided the results by the fully diluted outstanding MGP Class A Common Shares as of August 2, 2021, of 268.5 million (assuming conversion of the MGP OP Units), calculated based on information provided to Evercore by MGP management, to derive a range of implied equity values per MGP Class A Common Share as follows, which Evercore compared to the value per MGP Class A Common Share implied by the Exchange Ratio of $41.92 (calculated by multiplying the closing price of the VICI Common Stock on August 2, 2021 of $30.69 by the Exchange Ratio) and to the closing price per MGP Class A Common Share on August 2, 2021 of $37.33:
Amending and restating the second paragraph on page 95:
Evercore calculated ranges of terminal values for VICI as of December 31, 2026 using the following two alternative methods:
a.a perpetuity growth method – under which Evercore calculated a range of terminal values for VICI by applying perpetuity growth rates ranging from 1.50% to 2.50%, which were based on Evercore’s professional judgment and experience, to the estimate of 2026 unlevered free cash flow reflected in the Forecasts, and
b.a terminal multiple method (EV/EBITDA Multiple) – under which Evercore calculated a range of terminal values for VICI by applying EV to EBITDA multiples ranging from 16.50x to 18.50x, which were based on Evercore’s professional judgment and experience, to the estimate of 2027 EBITDA reflected in the Forecasts.
Amending and restating the third paragraph on page 95:
Evercore discounted VICI’s projected, unlevered free cash flows over the period from January 1, 2022 through December 31, 2026 and the ranges of terminal values for VICI it calculated under each of the methods described above to present value as of August 4, 2021, using discount rates ranging from 8.0% to 9.0% to derive ranges of implied enterprise values for VICI. The discount rates were based on Evercore’s judgment of the estimated range of VICI weighted average cost of capital. Evercore then deducted from the ranges of implied enterprise values VICI’s management’s estimate of VICI’s net debt as of June 30, 2021 of $8,222 million (based on the June 30, 2021 balance sheet of VICI and pro forma for the Venetian Acquisition and Great Wolf Mezzanine Loan), and minority interest of approximately $78 million, and divided the results by the fully diluted outstanding shares of VICI Common Stock as of August 2, 2021 of 633.5 million, calculated based on information provided to Evercore by MGP management, to derive a range of implied equity values per share of VICI Common Stock as follows, which Evercore compared to the closing price per share of VICI Common Stock on August 2, 2021 of $30.69:

Amending and restating the table following the first full paragraph on page 100:

Premium Paid Transactions
Announcement Date	Acquirer	Target	1 Day Premium to Share Price (%)	30 Day Premium to Share Price (%)	30 Day VWAP Premium to Share Price (%)
July 2021	Kite Realty Group Trust	Retail Properties of America, Inc.	13%	14%	13%
June 2021	Ventas, Inc.	New Senior Investment Group Inc.	32%	37%	14%
May 2021	Equity Commonwealth	Monmouth Real Estate Investment Corporation	27%(1)	N/A	N/A
April 2021	Realty Income Corporation	VEREIT, Inc.	17%	25%	17%
April 2021	Kimco Realty, Corp.	Weingarten Realty Investors(2)	11%	9%	12%
October 2019	Prologis, Inc.	Liberty Property Trust	21%	19%	20%
March 2019	Cousins Properties, Inc.	Tier REIT, Inc.	16%	23%	15%
April 2018	Prologis, Inc.	DCT Industrial Trust Inc.	16%	18%	20%
August 2017	Invitation Homes, Inc.	Starwood Waypoint Homes	1%	0%	(3%)
June 2017	Digital Realty Trust, Inc.	DuPont Fabros Technology, Inc.	15%	21%	12%
May 2017	Sabra Health Care REIT, Inc.	Care Capital Properties, Inc.	12%	18%	11%
April 2017	RLJ Lodging Trust	FelCor Lodging Trust Incorporated	17%	6%	13%
November 2016	Regency Centers Corporation	Equity One, Inc.	13%	3%	9%
August 2016	Mid-America Apartment Communities, Inc.	Post Properties, Inc.	17%	19%	14%
April 2016	Cousins Properties, Inc.	Parkway Properties, Inc.	13%	15%	11%
October 2014	Omega Healthcare Investors, Inc.	Aviv REIT, Inc.	16%	28%	16%
June 2013	Mid-America Apartment Communities, Inc.	Colonial Properties Trust	11%	6%	4%
Mean			16%	16%	12%
Median			16%	18%	13%
(1) Based on share price as of December 11, 2020 prior to Blackwells’ unsolicited proposal. (2) Included approximately $370 million cash ($2.89 per share and 128.68 million shares outstanding).
—END OF SUPPLEMENT TO JOINT PROXY/INFORMATION STATEMENT—
Forward Looking Statements
This Current Report on Form 8-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction described herein, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction and the markets of each company. These forward-looking statements generally are identified by the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.
Currently, one of the most significant factors that could cause actual outcomes to differ materially from our forward-looking statements is the impact of the COVID-19 pandemic on the Company’s, MGP’s and each company’s respective tenants’ financial condition, results of operations, cash flows and performance. The extent to which the COVID-19 pandemic continues to adversely affect each company’s tenants, and ultimately impacts each company’s business and financial condition, depends on future developments which cannot be predicted with confidence. Many additional factors could cause actual future events and results to differ materially from the forward-looking statements, including but not limited to: (i) the possibility that the Company stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied or waived at all or on the anticipated timeline, (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction, (iii) the risk that MGP’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (iv) unexpected costs or liabilities relating to the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against the Company or MGP or their respective directors or officers and the resulting expense or delay, (vi) the risk that disruptions caused by or relating to the proposed transaction will harm the Company’s or MGP’s business, including current plans and operations, (vii) the ability of the Company or MGP to retain and hire key personnel, (viii) potential adverse reactions by tenants or other business partners or changes to business relationships, including joint ventures, resulting from the announcement or completion of the proposed transaction, (ix) risks relating to the market value of the Company’s common stock to be issued in the proposed transaction, (x) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xi) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets, (xii) general economic and market developments and conditions, (xiii) restrictions during the pendency of the proposed transaction or thereafter that may impact the Company’s or MGP’s ability to pursue certain business opportunities or strategic transactions, (xiv) either company’s ability to maintain its status as a real estate investment trust for U.S. federal income tax purposes, and (xv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Master Transaction Agreement relating to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and MGP described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned to interpret many of the risks identified in the “Risk Factors” section of these filings as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and MGP assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither the Company nor MGP gives any assurance that either company will achieve its expectations.
Additional Information about the Proposed Transaction and Where to Find It
This Current Report on Form 8-K relates to a proposed transaction between the Company and MGP. In connection with the Mergers, the Company filed with the SEC a registration statement on Form S-4 that includes a proxy statement of the Company and that also constitutes a prospectus of the Company and information statement of MGP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by contacting VICI Properties Investor Relations at Investors@viciproperties.com or (646) 949-4631. Investors and security holders may obtain free copies of the documents filed with the SEC by MGP by contacting MGP Investor Relations at IR@mgmgrowthproperties.com or (702) 669-1470.
No Offer or Solicitation
This Current Report on Form 8-K and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VICI PROPERTIES INC.
Date: October 22, 2021	By:	/s/ SAMANTHA S. GALLAGHER
Samantha S. Gallagher
Executive Vice President, General Counsel and Secretary